                                         EX-99.B(h)scssacomp
        WADDELL & REED ADVISORS SMALL CAP FUND, INC.

                          EXHIBIT B
                        COMPENSATION

Class A Shares

An amount payable on the first day of each month of $1.3375
for each account of the Company which was in existence
during any portion of the immediately preceding month.

Class B Shares

An amount payable on the first day of each month of $1.3375
for each account of the Company which was in existence
during any portion of the immediately preceding month.

Class C Shares

An amount payable on the first day of each month of $1.3375
for each account of the Company which was in existence
during any portion of the immediately preceding month.

Class Y Shares

An amount payable on the first day of each month equal to
1/12 of .15 of 1% of the average daily net assets of the
Class for the preceding month.

Effective September 1, 2000